PE
4-30-02

02027962

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
APR 29 2002
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

PROCESSED
MAY 03 2002
THOMSON
FINANCIAL

Taiwan Semiconductor Manufacturing Company Limited

For the month of April 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of March 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as January 31, 2002*	*Number of shares held as March 31, 2002*	*Changes*
Vice President	Y. C. Huang		11,950,389	11,909,389	-41,000
Vice President	S.Y. Chiang		7,220,170	7,210,170	-10,000
Vice President	C. C. Wei		3,970,931	3,898,931	-72,000
Vice President	Mark Liu		7,223,793	7,149,793	-74,000
Vice President	John Yue		2,813,611	2,803,611	-10,000
Vice President	Genda Hu		502,111	497,111	-5,000
Vice President	Chung-Shin Hsu		491,940	487,940	-4,000
Vice President	Kenneth Kin		1,150,000	1,100,000	-50,000
Vice President	Ping Yang		4,764,313	4,684,313	-80,000
Chief Technology Officer	Chenming Hu		670,000	600,000	-70,000

1. The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

2. The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand) :

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$8,048,707

4) The disposition of assets: (Unit:$Thousand) : None.

TSMC Reports Minimal Damage Regarding Taiwan Earthquake Occurred on March 31

HSIN-CHU, Taiwan—April 1, 2002—Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) indicated today that the company's buildings, HVAC systems, water distribution and power distribution systems successfully withstood the effects of the earthquake that occurred in Hualien on the afternoon of March 31. All the fabs have gradually resumed normal production after a thorough equipment check.

TSMC President Dr. Rick Tsai said, "There was no power outage due to the earthquake. The fab tool inspection assessments indicate that only minimal adjustment and repairs for the equipment are necessary. All the fabs have gradually resumed normal production. According to the initial report, there was approximately half day to one day's loss of wafer movement, which has very minimal impact on the Company's revenue for Q2 2002."

\# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

TSMC Awarded Distinguished IEEE Corporate Innovation Award for 2002

Hsinchu, Taiwan, April 2, 2002 – Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC or the "Company") today announced that the Company has been awarded the 2002 Corporate Innovation Award from IEEE. The award was given to TSMC "for pioneering and realizing the dedicated IC wafer fabrication business." TSMC is the first Taiwanese company to receive the award.

The IEEE Corporate Innovation Award was first presented in 1985 in recognition of outstanding and exemplary contributions made by corporations, government and academic institutions around the world for contributions that have resulted in major advancements in electrotechnology. Past recipients of the award include AT&T's Bell Lab, Hewlett-Packard, IBM, Intel, Microsoft, Motorola, Philips, Sony and Texas Instruments. The award will be presented at an IEEE Honors Ceremony on June 22nd, during the IEEE 2002 Annual Conference in Toronto, Canada.

TSMC Chairman Dr. Morris Chang, indicated that the company is grateful to receive the IEEE 2002 Corporate Innovation Award. This award recognizes TSMC's creation of the foundry business model, which has fostered significant and innovative contributions to the global semiconductor industry. This business model not only promotes the growth and prosperity of fabless design companies but also contributes in developing the global foundry business into an industry worth billions of US dollars in revenues. Looking ahead, TSMC will continue to provide its customers with comprehensive foundry services with leading-edge technologies to increase their competitiveness.

At present, TSMC holds over 50 percent of the global foundry market. According to industry estimates, over 5 percent of all IC products shipped in 2001 were manufactured by TSMC. TSMC is a leader in advanced process technologies, leading the industry with volume production of 0.18-, 0.15- and 0.13-micron process technologies. Volume production using the next-generation 90nm process is expected to begin in the second half of 2003. Meanwhile, plans for the development of strategic alliances with leading customers are underway to increase the competitiveness of both TSMC and its customers.

About IEEE

With more than 366,000 individual members in 150 countries, the IEEE is the largest and most influential engineering association in the world. The IEEE helps advance global prosperity by promoting the development and application of electrical, electronic and information technologies and sciences for the benefit of humanity. The Technical Field Awards of IEEE are considered the most prestigious awards in the field of electronics. For more information, please go to http://www.ieee.org.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab (Fab 12) in production and one under construction (Fab 14), in addition to five eight-inch fabs (Fab 3, 5, 6, 7 and 8) and one six-inch wafer fab (Fab 2). TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and two joint ventures fabs (Vanguard and SSMC). In early 2001, TSMC became the first IC manufacturer to announce a 90nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

# # #

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 03-5673338 (O)
0928-882-607 (Mobile)
Fax: 03-5670121
E-Mail: jhtzeng@tsmc.com.tw

For further information, please contact:

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

TSMC Invites World-Renowned Experts to Serve as Independent Board Members and Supervisor

Move is targeted to strengthen TSMC's corporate governance and globalization

HSIN-CHU, Taiwan—April 4, 2002—Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today announced that the Company has obtained the consent of three prestigious experts in international economics and technology to serve as the independent board members and supervisor of TSMC. The proposed new board members are Professor Lester Thurow of MIT and Sir Peter Bonfield, former CEO of British Telecommunications. Professor Michael Porter of Harvard University has been invited to serve as supervisor to the board. TSMC expects their participation to further strengthen the corporate governance and globalization of the Company.

Since its founding days 15 years ago, TSMC has committed to being a world-class corporation. The company has achieved outstanding success in the global foundry industry, establishing new benchmarks in foundry business management, technology development, customer service, market expansion and corporate citizenship. Nevertheless, in light of the shining future of the semiconductor industry, TSMC must make more efforts if it wants to advance to another level. Further improvement of its corporate governance and globalization is one of the major tasks ahead.

TSMC Chairman, Dr. Morris Chang, indicated that a sound and efficient board is the core of successful corporate governance. The recruit of more professional independent board members with a global perspective can further strengthen the structure and functions of the board, which will contribute considerably to enhance corporate competitiveness. Hence, TSMC invited Mr. Stan Shih, Chairman of the Acer Group, to join its board two years ago. Mr. Shih, equipped with his unique business management expertise and broad global perspective, successfully played the role of an independent board member. Early February this year, TSMC board approved an amendment to the Articles of Incorporation in which called for an increase of the number of board members from the current seven to nine. The company is thus able to obtain the consent of Professor Thurow, Sir Bonfield and Professor Porter to serve as TSMC's board members and supervisor.

Two major reasons make the three prestigious experts to join TSMC board: the foundry business model created by TSMC and its infinite potential, and their respective friendships with Dr. Chang. Sir Bonfield, who has been friends with Dr. Chang for almost three decades, worked with Dr. Chang closely at Texas Instruments Inc. between

1966 and 1981. Professor Thurow, well-known as a "trend master," has associated with Dr. Chang for over 15 years. In recent years, Professor Thurow has accepted several invitations by Dr. Chang to speak at a number of conferences and activities sponsored by TSMC. Although Professor Porter, dubbed the "strategy master," has known Dr. Chang for only three years, he has collaborated with Dr. Chang to study the core competitiveness of TSMC in the foundry industry, a research project that has evolved into a prestigious Harvard Business School case study.

Given the prominent reputation of all three candidates, Dr. Chang expects wide support from the majority of shareholders in the shareholder meeting on May 7th to elect Professor Thurow and Sir Bonfield as independent board members. On the same day, Prof. Porter will serve as the company's supervisor as an institutional representative. By then, the team consisting of the existing and new board members and supervisor will include first-class industry experts and scholars around the world. The prestigious background of the board members and supervisors will represent not only the first of its kind in Taiwan, but also the standard of a world-class corporation. A board and its supervisor so well-versed in the execution of corporate governance and globalization management will certainly lead TSMC toward a bright, promising future and bring the greatest benefits possible for all shareholders.

# # #

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager
Tel: 03-5673338 (O)
0928-882-607 (Mobile)
Fax: 03-5670121
E-Mail: jhtzeng@tsmc.com.tw

For further information, please contact:

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Attachment: Proposed TSMC Directors and Supervisors List

Title	Name	Education & Experience	Remarks
Chairman	Morris Chang	•Ph. D., Electrical Engineering, Stanford University •Chairman, TSMC	Current Director
Director	A.P.M. van der Poel	•B.S., Electronic Engineering, Eindhoven Technical University •Chairman & CEO, Philips Semiconductors International B.V.	Current Director/ Representative of Koninklijke Philips Electronics N.V.
Director	J.C. Lobbezoo	•B.A., Business Economics, Erasmus University •Chief Financial Officer, Philips Semiconductors International B.V.	Current Director/ Representative of Koninklijke Philips Electronics N.V.
Director	P.J. Zeven	•Nijerode School of Business •President & CEO of Philips Taiwan	Current Director/ Representative of Koninklijke Philips Electronics N.V.
Director	Chintay Shih	•Ph.D., Electrical Engineering, Princeton University •President, Industrial Technology Research Institute	Current Director/ Representative of Development Fund, Executive Yuan
Director	Stan Shih	•Master of Science of Electronical Engineering, National Chiao Tung University •Chairman & CEO, The Acer Group	Current Director/ Representative of Legal Entity Chi Cherng Investment Co., Ltd.
Director	F.C. Tseng	•Ph.D., Electrical Engineering, National Cheng-Kung University •Deputy CEO, TSMC	Current Director
Director	Lester Thurow	•Ph.D., Economics, Harvard University •Staff Economist, US President's Council of Economic Advisers (1964-65) •Presidential Appointee, US National Commission for Manpower Policy (1978-79) •Dean of Sloan School of Management, MIT (1987-93) •Professor, Sloan School of Management, MIT	Expected to be elected on May 7, 2002

Attachment: Proposed TSMC Directors and Supervisors List (Continued)

Director	Peter Bonfield	•Engineering, Loughborough University of Technology •Divisional Director, Texas Instruments •Chairman and CEO, ICL plc (1984-1996) •CEO and Chairman of the Executive Committee, British Telecommunications plc (1996-2002) •Vice President of the British Quality Foundation	Expected to be elected on May 7, 2002
Supervisor	Robbert Brakel	•Post doctorate Controllers Programme (RC), Free University of Amsterdam •Financial Controller ASIA Pacific	Current Supervisor/ Representative of Koninklijke Philips Electronics N.V.
Supervisor	George Shiu	•Ph.D. Candidate in Economics, John Hopkins University •Deputy Executive Secretary, Development Fund, Executive Yuan	Current Supervisor/ Representative of Development Fund, Executive Yuan
Supervisor	Michael Porter	•Ph.D., Business Economics, Harvard University •Counselor, US President's Commission on Industrial Competitiveness (1983) •Professor, Harvard Business School	Expected to be assigned as Representative of Hsin Ruey Investment Co., Ltd. as of May 7, 2002

TSMC Unveils Nexsys™ -- the Technology for SoC

90-Nanometer Technology provides
Industry-Leading System-on-Chip Integration and Performance

Hsinchu, Taiwan, April 10, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) today unveiled Nexsys™ – the industry's next-generation technology for system-on-chip (SoC) semiconductor design and manufacturing. Nexsys design rules and SPICE models are available now to select customers. TSMC's Nexsys technology consists not only of process technology, but a design environment and associated intellectual property (IP) and libraries. TSMC expects to begin first production of Nexsys-based 90-namometer customer devices on 200mm wafers in the third quarter of 2002, followed by 300mm wafers beginning in the first quarter of 2003.

"Nexsys is the industry's leading technology for the SoC era," said Dr. Kenneth Kin, senior vice president of worldwide marketing and sales for TSMC. "The first available Nexsys technology features 90-nanometer design rules, electrical and transistor characteristics and performance requirements, collaboratively defined with leading IDM and fabless companies worldwide. Nexsys provides designers with the density, performance and time-to-market advantages necessary to empower innovative new products and applications that will redefine IC industry markets."

On March 5 of this year, TSMC announced that it had successfully produced the foundry industry's first fully functional SRAM chips using 90-nanometer logic process technology. That milestone made TSMC the first foundry to deliver a functional 90-nanometer device, one year ahead of the SIA Roadmap. The device featured a 65-nanometer gate length, roughly 1,000 times thinner than a human hair.

At this geometry, designers will be able to pack several million logic gates into a single chip, or populate the chip with multiple functional blocks, including mixed-signal blocks, embedded high-density memory, or embedded flash, to enable entire systems on a single chip. Process options include a general-purpose version (CLN90G), a high speed version (CLN90HS) and a low-power version (CLN90LP) for computer, graphics, consumer, network, and wireless applications. A mixed-signal/RF CMOS version (CMN90) will also be provided for high-performance analog applications, such as high-bandwidth networks. The high-speed versions of the process will support operating speeds in the multi-Gigahertz range.

The Nexsys 90nm process technology offers a triple-gate-oxide option for design versatility and is expected to have a core voltage as low as 1.0 volts, a gate length of 45-to-65 nanometers, and a gate delay as low as 7.9 picoseconds for the high-speed process option. The process also features low-K dielectric of 2.9 or lower, and up to 10 layers of dual-damascene copper metalization. It is produced using the state-of-the-art scanning lithography systems with optical proximity correction (OPC) and phase-shift masks (PSM).

Nexsys is supported by a broad portfolio of value-added libraries, intellectual property, electronic design automation (EDA) tools and design services. A number of design centers worldwide have already received preliminary design rules, allowing these highly specialized design teams to support IDM and fabless semiconductor customers with process-specific engineering abilities.

Nexsys was introduced today at TSMC's US Technology Symposium at the McEnery Convention Center in San Jose. Additional Symposiums will be held on April 11 in Austin, TX; April 16 in Boston, MA; and April 18 in Orange County, CA. To register for the symposium, please go to www.tsmc.com and click on the Technology Symposium button.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab in production and one under construction, in addition to six eight-inch fabs and one six-inch wafer fabs. TSMC also has substantial capacity commitments at two joint ventures fabs (Vanguard and SSMC) and at its wholly-owned subsidiary, WaferTech. In early 2001, TSMC became the first IC manufacturer to announce a 90-nanometer technology alignment program with its customers. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

\# # #

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 03-5673338 (O)
0928-882-607 (Mobile)
Fax: 03-5670121
E-Mail: jhtzeng@tsmc.com.tw

For further information, please contact:

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

TSMC Culture & Education Foundation Sponsors

the *World of the Heavenly Khan - Treasure of T'ang Dynasty* Exhibit

Hsinchu, Taiwan, April 19, 2002 – Taiwan Semiconductor Manufacturing Company Culture and Education Foundation (TSMC Foundation; the Foundation) announced today to sponsor NT$ 6,000,000 to the exhibit of *World of the Heavenly Khan-Treasure of T'ang Dynasty*, organized by National Palace Museum of Taiwan, R.O.C., Kaohsiung Museum of Fine Arts and Chinatimes.. By supporting exhibitions and related educational events, TSMC Foundation hopes to contribute its effort to promote esthetic education in Taiwan.

TSMC Foundation's mission is guided by three principles: Commitment to Education, Contribution to Communities, and Sponsorship of National Art and Cultural Activities. The Esthetic Education Promotion is one of the Foundation's focuses for year 2002, in an aim to facilitate cultural development among society and individuals. In addition to sponsorship for the exhibition, the Foundation also supports funding for students to visit the exhibit, beginning with the junior high school and elementary school students from Hsinchu County, Hsinchu City and Tainan County. This program intends to encourage students to expose to various aspects of esthetic education as young as possible.

Dr. F. C. Tseng, Chairman of TSMC Foundation said the visit to Famen Temple and Shan'xi History Museum in Xi'an left him a remarkable impression during his private trip to China several years ago. The valuable collections, from gold embroidery skirt offered by Empress Wu Zetian to eastern Roman glass vessel, demonstrate the richness and diversity of T'ang Culture. In addition to these archeological wonders, the cultural diversity shown in T'ang Dynasty is also a realization of esthetic virtue, which made Chang'an's city the culture center of the world during T'ang Dynasty. Dr. Tseng also stated that *World of the Heavenly Khan-Treasure of Tang Dynasty* Exhibit is a major esthetic education project of the Foundation to invite fellow Taiwan citizens to experience the art, history, lives and diverse culture of T'ang Dynasty.

In the press conference, Dr. Tseng presented two TSMC 12-inch Ceramic Plates to the delegate representatives from National Palace Museum and Mainland China as memorial tokens of this cultural exchange event. The plate, embedded with a die cut from a 12-inch wafer manufactured by TSMC, is made in commemoration of the foundry industry's first 12-inch wafer manufactured by TSMC in 2000. It also represents the beauty of the union of technology and art.

Director ST Du of National Palace Museum indicated that *World of the Heavenly Khan-Treasure of Tang Dynasty* is an exciting exhibit generated by cross-strait collaborations. The exhibited items include masterpieces that amaze the archeology field. National Palace Museum is grateful for TSMC Foundation's sponsorship which made such a large-scale T'ang Dynasty exhibit in Taiwan possible. He also recognized TSMC Foundation's long-term effort in supporting arts and cultural activities.

Underwent three years of planning and preparation, the *World of the Heavenly Khan-Treasure of T'ang Dynasty* will be open to the public on April 20, 2002 in National Palace Museum. In addition to the exhibit of T'ang artifacts, a "virtual Chang'an city," will also be presented using 3D computer generated imaging technology to re-construct the Chang'an City in T'ang Dynasty. This gives the audience an opportunity to go back in time and experience the glamorous life in T'ang Dynasty.

# # #

Media Contact：
Shan Shan Guo,
Secretary General, TSMC Foundation
Tel: 03-5673345
Mobile: 0939-059-246
Fax: 03-5670121
E-mail: ssguo@tsmc.com.tw

TSMC 2002 First Quarter Report

Hsinchu, Taiwan, April 25, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced its financial results for the first quarter of 2002. First quarter net sales reached NT$35,790 million, net income totaled NT$6,588 million, and earnings per share were NT$0.39, based on the current 16,794 million weighted average outstanding shares.

Mr. Harvey Chang, TSMC spokesperson and senior vice president noted, "Compared to the same period a year ago, before the industry experienced a serious decline, the Company's 2002 first quarter net sales decreased 9.4%, while net income declined 21.8%." "Despite the fact that the first quarter is typically the low point of the year for semiconductor sales, TSMC's revenues continued to grow for the third consecutive quarter. Net sales and net income in the first quarter of 2002 grew 8.0% and 46.0%, respectively, over the previous quarter. In addition, operating income for the first quarter of 2002 increased to NT$8,182 million from NT$5,859 million for the fourth quarter of 2001, representing a 39.6% growth. Operating margin for the first quarter of 2002 grew to 22.86% from 17.68% for the fourth quarter of 2001."

Mr. Chang also stated that orders from customers for the second quarter of 2002 are expected to exceed those of the first quarter of 2002. Revenues and profits for the second quarter of 2002 are expected to move upward as well.

# # #

Table 1: TSMC's 2002 first quarter results

(Unit: NT$million, except for EPS)

	1Q'02 Amount*	1Q'01 Amount	YoY Change %	4Q'01 Amount	QoQ Change %
Net sales	35,790	39,521	-9.4%	33,130	8.0%
Gross profit	12,027	13,528	-11.1%	11,089	8.5%
Income from operations	8,182	9,257	-11.6%	5,859	39.6%
Income before tax	7,018	7,430	-5.5%	4,298	63.3%
Net income	6,588	8,420	-21.8%	4,514	46.0%
EPS(NT$)	**0.39****	**0.49*****	**-21.9%**	**0.26******	**47.5%**

* *2002 first quarter figures have not been approved by Board of Directors*
** *Based on 16,794 million weighted average outstanding shares*
*** *Based on restated 16,833 million weighted average outstanding shares*
*****Based on 16,833 million weighted average outstanding share*

# # #

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 03-5673338 (O)
0928-882-607 (Mobile)
Fax: 03-5670121
E-Mail: jhtzeng@tsmc.com.tw

For further information, please contact:

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 25, 2002

By ____________________

Harvey Chang

Senior Vice President & Chief Financial Officer